                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 2)




                            Seal Holdings Corporation
                            -------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.20 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   812070 10 0
                                 --------------
                                 (CUSIP Number)

                              Stuart L. Rosow, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                                 (212) 969-3000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

------------------------------------------------------------------------------
CUSIP No. 812070 10 0                13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           M. Lee Pearce, M.D.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*                    00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              27,468,419
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER             2,000,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         28,268,419
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER        1,200,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,468,419
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          93.2%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------

Item 4.  Purpose of Transaction

On September 30, 1999, the Reporting Person transferred and disposed of 700,000 Class A Common Shares of the Issuer to Broward Trading Corp., a Delaware corporation ("Broward") which is owned 100% by the Reporting Person. Broward has granted options ("Options") to purchase up to 700,000 Class A Common Shares ("Option Shares") to three executives (or an affiliate of an executive) (collectively, the "Executives") of affiliates of the Issuer and the Reporting Person (collectively, the "Affiliates") pursuant to Option Agreements between each of the Executives and Broward (collectively, the "Option Agreements").

The Option Shares were disposed of by the Reporting Person in the manner described in Item 3 above. The purpose of the disposition was to enable Broward to grant Options to the Executives.

(a) Other than as provided in this 13D Amendment, the Reporting Person does not have any plans with respect to his securities of the nature set forth in Item 4(a).

(b) The Issuer is a party to an Agreement and Plan of Merger dated as of September 30, 1999 (the "Merger Agreement"), by and among Oakridge Outpatient Center, Inc. ("Outpatient"), OH Acquisition Corp. ("OHAC"), OH, Inc. ("OHI") and the Issuer. Pursuant to the terms of the Merger Agreement, at the effective time of the merger, OHAC merged with and into OHI, with OHI being the surviving entity in the merger. At the effective time of the merger, the shares of common stock of OHI issued and outstanding immediately prior to the effective time were canceled and thereafter represented, in the aggregate, the Issuer's right to receive, as the sole holder of shares of OHI, (i) One Dollar ($1.00) and (ii) seventy-nine percent (79%) of the "Adjusted Proceeds" (as defined in the Merger Agreement) as and when actually received by OHI after the effective date of the merger in settlement of, or awarded as damages arising from or relating to, certain types of claims as further described in the Merger Agreement which OHI or any of its subsidiaries may have suffered or experienced prior to the effective date of the merger. As of the effective date of the merger, Outpatient became the sole holder of shares of OHI and the Issuer no longer had any ownership interest in OHI.

(c)-(j) Other than as provided in Item 4, the Reporting Person does not have any plans with respect to his securities of the nature set forth in Item 4(c)-(j), however, the Reporting Person may, from time to time, acquire additional shares or dispose of the shares which he owns. In addition, the Reporting Person is aware that the Issuer explores, from time to time, potential business combination opportunities which may result in the acquisition by others of additional securities of the Issuer or the disposition of securities of the Issuer or which may result in a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.


Item 5.   Interest in Securities of the Issuer

(a) The number of Class A Common Shares beneficially owned by the Reporting Person is equal to 29,468,419, which constitutes 93.2% of the outstanding Class A Common Shares as of September 24, 1999. The Reporting Person also owns 25,000 shares of the Issuer's Class B Common Stock, which represents all of the issued and outstanding shares of that class of stock. The Class B Common Stock is entitled to one vote per share and is entitled to elect a majority of the Board of Directors of the Issuer.

(b) The Reporting Person has the sole power to vote 27,468,419 Class A Common Shares. As disclosed in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 14, 1999, the Reporting Person has shared power with Robert G. Tancredi ("Tancredi") to vote or to direct the vote of 2,000,000 Class A Common Shares held of record by PearTan LLC ("PearTan"). The Reporting Person has the sole power to direct the disposition of 28,268,419 Class A Common Shares, including 800,000 of the Class A Common Shares held of record by PearTan. The Reporting Person has shared power with Tancredi to direct the disposition of the remaining 1,200,000 Class A Common Shares held of record by PearTan.

(c) There have not been any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on
Schedule 13D, whichever is less, by the Reporting Person, other than as described herein.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All of the 700,000 Class A Common Shares which are the subject of this 13D Amendment were transferred and disposed of by the Reporting Person to Broward, an entity which is 100% owned by the Reporting Person. The 700,000 Class A Common Shares were transferred to Broward in order to enable Broward to grant Options to purchase up to 700,000 Class A Common Shares to the Executives of certain Affiliates pursuant to the Option Agreements. Of the Options granted by Broward, (i) Options to purchase 200,000 Option Shares were granted to Doyle Campbell, M.D., an executive of Oakridge Medical Group, LLC; (ii) Options to purchase 300,000 Option Shares were granted to Healthcare Resource Consultants, Inc., an affiliate of OHI; and (iii) Options to purchase 200,000 Option Shares were granted to Gary Matzner, an executive of OHI.

Each of the Option Agreements provides for the grant by Broward to the optionee of options to purchase Option Shares at a price equal to $5.00 per share. The Options are exercisable, in whole or in part, on the date which is thirty (30) days from the date of the Option Agreements; provided that the Options shall expire and become null and void on the tenth anniversary of the date of the Option Agreements. The optionees shall not be deemed to be the holders of, or have the rights of a holder with respect to, any Option Shares unless and until the options shall have been exercised pursuant to the terms of the Option Agreements, Broward shall have transferred the Option Shares to the respective optionees and the optionees' respective names shall have been entered as a stockholder of record on the books of the Issuer. Thereupon, the optionees shall have full voting and other ownership rights with respect to such shares.

The Options and the Option Shares are subject to certain securities transfer restrictions.


Item 7. Material To Be Filed as Exhibits

(a) Stock Option Agreement dated as of September 30, 1999, by and between Broward Trading Corp. and Doyle Campbell, M.D.

(b) Stock Option Agreement dated as of September 30, 1999, by and between Broward Trading Corp. and Healthcare Resource Consultants, Inc.

(c) Stock Option Agreement dated as of September 30, 1999, by and between Broward Trading Corp. and Gary Matzner.

(d) Agreement and Plan of Merger dated as of September 30, 1999, by and among Oakridge Outpatient Center, Inc., OH Acquisition Corp., OH, Inc. and Seal Holdings Corporation.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 6, 1999



                                                  /s/ M. Lee Pearce, M.D.
                                                  ------------------------
                                                  M. Lee Pearce, M.D.

                                    EXHIBIT A

                  STOCK OPTION AGREEMENT - DOYLE CAMPBELL, M.D.

         THIS STOCK OPTION AGREEMENT, made as of the 30th day of September, 1999, by and between Broward Trading, Corp., a Delaware corporation (the "Company"), and Doyle Campbell, M.D. (the "Optionee").

                              W I T N E S S E T H:

         WHEREAS, in connection with a Settlement and Release Agreement between the Optionee and Oakridge Medical Group, LLC (an affiliate of the Company), the Company desires to grant an option to Optionee to purchase 200,000 shares of common stock of Seal Holdings Corp., a Delaware corporation ("Seal"), held by the Company (the "Common Stock");

         NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         1. Grant of Option. Subject to and upon the terms and conditions set forth in this Agreement, the Company hereby grants to Optionee an option (sometimes hereinafter referred to as "Option") to purchase two hundred thousand (200,000) shares of Common Stock (the "Option Shares") during the specified term of this Option, at a price equal to Five Dollars ($5.00) per share. The Company represents and warrants to and covenants with Optionee that from and after the Option Effective Date (as defined below) its shall, until the earlier of the full exercise hereof or the Option Termination Date (as defined below), hold a number of shares of Common Stock sufficient for the full exercise hereof and each other option or other right to acquire shares of Common Stock granted by the Company.

         2. Specified Term; Time of Exercise. This Option shall be become exercisable in whole or in part on the date which is thirty (30) days from the date hereof (the "Option Effective Date"); provided that this Option shall expire and become null and void on the tenth (10th) anniversary of the date hereof (the "Option Termination Date").

         3. Transferability of Option; Transfer of Option Shares. This Option shall not be transferable by the Optionee other than at death, and this Option is exercisable during the Optionee's lifetime only by the Optionee. In the event that this Option is exercised prior to the fourth anniversary of the date hereof, the Option Shares received upon such exercise shall not be transferred by the Optionee prior to the fourth anniversary of the date hereof (unless the Option Shares shall have been registered pursuant to an underwritten public offering under the Securities Act of 1933, as amended). A restrictive legend shall be placed upon any stock certificate issued to Optionee to reflect the foregoing transfer restriction.

         4. Privilege of Stock Ownership. Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares unless and until the Option shall have been exercised pursuant to the terms hereof, the Company shall have transferred the Option Shares to Optionee, and Optionee's name shall have been entered as a stockholder of record on the books of Seal. Thereupon, Optionee shall have full voting and other ownership rights with respect to such shares.

         5. Manner of Exercising Option.

            A. This Option may be exercised only as to whole shares and only by written notice (or by multiple notices, if exercised in part) signed by Optionee (or in the case of exercise after Optionee's death or disability, by Optionee's legal representative, executor, administrator, heir or legatee, as the case may
be) and mailed or delivered to the President or Secretary of the Company at its principal office, which notice shall: (i) specify the number of Option Shares with respect to which the Option is being exercised; (ii) be accompanied by payment in full in cash or, if Optionee elects a "cashless exercise" procedure, include an acknowledgment by Optionee that the number of Option Shares which may be acquired by Optionee hereunder shall be reduced in such number as shall be equivalent in value to the cash payment otherwise required to be made by Optionee hereunder (the value of each Option Share being equal to the difference between the Exercise Price per Option Share and the fair market value of each Option Share at the time of exercise); and (iii) if the Option is being exercised by a person or persons other than Optionee, be accompanied by proof satisfactory to the Company and its counsel, that such person or persons have the right to exercise the Option. Prior to the issuance of the Option Shares hereunder, Optionee shall execute and deliver to the Company and Seal such other representations in writing as may be reasonably requested by the Company or Seal, including with regard to Optionee's investment intent, in order for the Company and Seal to comply with the applicable requirements of an exemption from the registration provisions of Federal and state securities laws.

            B. This Option shall be deemed to have been exercised with respect to the Option Shares specified in said notice at the time of receipt by the Company of: (i) the notice specified in Section 5(A) hereof; (ii) any representations reasonably required by the Company pursuant to Section 5(A) hereof; and (iii) the payments required in Section 5(A) hereof.

         6. Securities Law Considerations.

            A. Optionee understands that neither this Option or the Option Shares have been registered under applicable Federal or State securities laws and that the Option Shares may not be resold unless they are subsequently registered under the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities law or unless an exemption from such registration is available. No Option granted hereunder shall be exercisable, in whole or in part, and the Company shall not be obligated to sell any Option Shares if such exercise and sale would, in the opinion of counsel for the Company or Seal, violate the applicable requirements of Federal or state securities laws. Each Option shall be subject to the further requirement that, if at any time the Company shall determine in its discretion that the listing or qualification of the Option Shares under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the issuance of the Option Shares, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company or Seal.

            B. Unless the Option Shares issuable upon exercise of the Option are covered by a then current registration statement of the Company under the Securities Act, the certificates representing the Option Shares issued or to be issued hereunder shall be stamped or otherwise imprinted with legends substantially in the following form:

                  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND HAVE BEEN ACQUIRED FOR AN INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HY POTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL ACCEPTABLE TO COUNSEL FOR SEAL HOLDINGS CORP. THAT REGISTRATION IS NOT REQUIRED UNDER SUCH LAWS.

            C. If Seal shall at any time during the term of the Option register under applicable Federal or State securities laws any Common Stock held by shareholders who are holders of Common Stock on the date hereof, the Company shall use commercially reasonable efforts to cause the Option Shares to be included in such offering.

         7. Amendments. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, except by a writing signed by the party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

         8. Assignments. This Agreement may not be assigned by the Optionee.

         9. Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Agreement.

         10. Binding Effect. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

         11. Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Florida without regard to principles of conflicts of laws.

         12. Entire Agreement. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and among such parties.


         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


                                  BROWARD TRADING, CORP.


                                  By:  /s/ Cecilio M. Rodriguez
                                     ---------------------------------



                                  DOYLE CAMPBELL, M.D.


                                  /s/ Doyle Campbell, M.D.
                                  -------------------------------------

                                FORM OF EXERCISE
                                ----------------

                (to be executed by the registered holder hereof)



         The undersigned hereby exercises the right to purchase ___________ shares of Common Stock of Seal Holdings Corp., evidenced by the within Stock Option Agreement and [herewith makes payment of the purchase price in full][acknowledges that by virtue of Optionee's election of a "cashless exercise" procedure, the number of Option Shares which may be acquired by Optionee hereunder shall be reduced in such number as shall be equivalent in value to the cash payment otherwise required to be made by Optionee hereunder (the value of each Option Share being equal to the difference between the Exercise Price per Option Share and the fair market value of each Option Share at the time of exercise)].

          The undersigned represents to the Company that the undersigned is purchasing the Common Stock for investment and not with a view to, or for sale in, any distribution thereof.


         Kindly transfer certificates for shares of such Common Stock to the undersigned at the following address:



Street


City, State and Zip Code


Dated: ___________________


                                             -------------------------------
                                             Doyle Campbell, M.D.

                                    EXHIBIT B

         STOCK OPTION AGREEMENT - HEALTHCARE RESOURCE CONSULTANTS, INC.

         THIS STOCK OPTION AGREEMENT, made as of the 30th day of September, 1999, by and between Broward Trading, Corp., a Delaware corporation (the "Company"), and Healthcare Resource Consultants, Inc. (the "Optionee").

                              W I T N E S S E T H:

         WHEREAS, in connection with a Settlement and Release Agreement between the Optionee and General Health Corporation (an affiliate of the Company), the Company desires to grant an option to Optionee to purchase 300,000 shares of common stock of Seal Holdings Corp., a Delaware corporation ("Seal"), held by the Company (the "Common Stock");

         NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowl edged, the parties hereto agree as follows:

         13. Grant of Option. Subject to and upon the terms and conditions set forth in this Agreement, the Company hereby grants to Optionee an option (sometimes hereinafter referred to as "Option") to purchase three hundred thousand (300,000) shares of Common Stock (the "Option Shares") during the specified term of this Option, at a price equal to Five Dollars ($5.00) per share. The Company represents and warrants to and covenants with Optionee that from and after the Option Effective Date (as defined below) its shall, until the earlier of the full exercise hereof or the Option Termination Date (as defined below), hold a number of shares of Common Stock sufficient for the full exercise hereof and each other option or other right to acquire shares of Common Stock granted by the Company.

         14. Specified Term; Time of Exercise. This Option shall be become exercisable in whole or in part on the date which is thirty (30) days from the date hereof (the "Option Effective Date"); provided that this Option shall expire and become null and void on the tenth (10th) anniversary of the date hereof (the "Option Termination Date").

         15. Transferability of Option; Transfer of Option Shares. This Option shall not be transferable by the Optionee other than to Rudy J. Noriega, Rosa Noriega, any trust of which either Rudy J. Noriega or Rosa Noriega is trustee (provided that the Company shall have received an opinion of counsel satisfactory to it to the effect that such transfer does not violate applicable Federal or state securities laws) or at death, and this Option is exercisable during the Optionee's lifetime only by the Optionee (or such transferee). In the event that this Option is exercised prior to the fourth anniversary of the date hereof, the Option Shares received upon such exercise shall not be transferred by the Optionee prior to the fourth anniversary of the date hereof (unless the Option Shares shall have been registered pursuant to an underwritten public offering under the Securities Act of 1933, as amended). A restrictive legend shall be placed upon any stock certificate issued to Optionee to reflect the foregoing transfer restriction.

         16. Privilege of Stock Ownership. Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares unless and until the Option shall have been exercised pursuant to the terms hereof, the Company shall have transferred the Option Shares to Optionee, and Optionee's name shall have been entered as a stockholder of record on the books of Seal. Thereupon, Optionee shall have full voting and other ownership rights with respect to such shares.

         17. Manner of Exercising Option.

             A. This Option may be exercised only as to whole shares and only by written notice (or by multiple notices, if exercised in part) signed by Optionee (or in the case of exercise after Optionee's death or disability, by Optionee's legal representative, executor, administrator, heir or legatee, as the case may
be) and mailed or delivered to the President or Secretary of the Company at its principal office, which notice shall: (i) specify the number of Option Shares with respect to which the Option is being exercised; (ii) be accompanied by payment in full in cash or, if Optionee elects a "cashless exercise" procedure, include an acknowledgment by Optionee that the number of Option Shares which may be acquired by Optionee hereunder shall be reduced in such number as shall be equivalent in value to the cash payment otherwise required to be made by Optionee hereunder (the value of each Option Share being equal to the difference between the Exercise Price per Option Share and the fair market value of each Option Share at the time of exercise); and (iii) if the Option is being exercised by a person or persons other than Optionee, be accompanied by proof satisfactory to the Company and its counsel, that such person or persons have the right to exercise the Option. Prior to the issuance of the Option Shares hereunder, Optionee shall execute and deliver to the Company and Seal such other representations in writing as may be reasonably requested by the Company or Seal, including with regarding to Optionee's investment intent, in order for the Company and Seal to comply with the applicable requirements of an exemption from the registration provisions of Federal and state securities laws.

             B. This Option shall be deemed to have been exercised with respect to the Option Shares specified in said notice at the time of receipt by the Company of: (i) the notice specified in Section 5(A) hereof; (ii) any representations reasonably required by the Company pursuant to Section 5(A) hereof; and (iii) the payments required in Section 5(A) hereof.

         18. Securities Law Considerations.

             A. Optionee understands that neither this Option or the Option Shares have been registered under applicable Federal or State securities laws and that the Option shares may not be resold unless they are subsequently registered under The Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities law or unless an exemption from such registration is available. No Option granted hereunder shall be exercisable, in whole or in part, and the Company shall not be obligated to sell any Option Shares if such exercise and sale would, in the opinion of counsel for the Company or Seal, violate the applicable requirements of Federal or state securities laws. Each Option shall be subject to the further requirement that, if at any time the Company shall determine in its discretion that the listing or qualification of the Option Shares under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the issuance of the Option Shares, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company or Seal.

             B. Unless the Option Shares issuable upon exercise of the Option are covered by a then current registration statement of the Company under the Securities Act, the certificates representing the Option Shares issued or to be issued hereunder shall be stamped or otherwise imprinted with legends substantially in the following form:

                  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND HAVE BEEN ACQUIRED FOR AN INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED IN

                  THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL ACCEPTABLE TO COUNSEL FOR SEAL HOLDINGS CORP. THAT REGISTRATION IS NOT REQUIRED UNDER SUCH LAWS.

             C. If Seal shall at any time during the term of the Option register under applicable Federal or State securities laws any Common Stock held by shareholders who are holders of Common Stock on the date hereof, the Company shall use commercially reasonable efforts to cause the Option Shares to be included in such offering.

         19. Amendments. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, except by a writing signed by the party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

         20. Assignments. This Agreement may not be assigned by the Optionee.

         21. Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Agreement.

         22. Binding Effect. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

         23. Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Florida without regard to principles of conflicts of laws.

         24. Entire Agreement. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and among such parties.


            [The remainder of this page is intentionally left blank.]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


                                        BROWARD TRADING, CORP.


                                        By: /s/ Cecilio M. Rodriguez
                                            --------------------------------


                                        HEALTHCARE RESOURCE CONSULTANTS, INC.


                                        By: /s/ Rudy J. Noriega
                                            ---------------------------------

                                FORM OF EXERCISE
                                ----------------
                (to be executed by the registered holder hereof)



         The undersigned hereby exercises the right to purchase ___________ shares of Common Stock of Seal Holdings Corp., evidenced by the within Stock Option Agreement and [herewith makes payment of the purchase price in full][acknowledges that by virtue of Optionee's election of a "cashless exercise" procedure, the number of Option Shares which may be acquired by Optionee hereunder shall be reduced in such number as shall be equivalent in value to the cash payment otherwise required to be made by Optionee hereunder (the value of each Option Share being equal to the difference between the Exercise Price per Option Share and the fair market value of each Option Share at the time of exercise)].

          The undersigned represents to the Company that the undersigned is purchasing the Common Stock for investment and not with a view to, or for sale in, any distribution thereof.

         Kindly transfer certificates for shares of such Common Stock to the undersigned at the following address:



Street


City, State and Zip Code


Dated: ___________________


                                             -------------------------------
                                             Rudy J. Noriega

                                    EXHIBIT C

                      STOCK OPTION AGREEMENT - GARY MATZNER

         THIS STOCK OPTION AGREEMENT, made as of the 30th day of September, 1999, by and between Broward Trading, Corp., a Delaware corporation (the "Company"), and Gary Matzner (the "Optionee").

                              W I T N E S S E T H:

         WHEREAS, in connection with a Settlement and Release Agreement between the Optionee and OH, Inc., (an affiliate of the Company), the Company desires to grant an option to Optionee to purchase 200,000 shares of common stock of Seal Holdings Corp., a Delaware corporation ("Seal"), held by the Company (the "Common Stock");

         NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowl edged, the parties hereto agree as follows:

         25. Grant of Option. Subject to and upon the terms and conditions set forth in this Agreement, the Company hereby grants to Optionee an option (sometimes hereinafter referred to as "Option") to purchase two hundred thousand (200,000) shares of Common Stock (the "Option Shares") during the specified term of this Option, at a price equal to Five Dollars ($5.00) per share. The Company represents and warrants to and covenants with Optionee that from and after the Option Effective Date (as defined below) its shall, until the earlier of the full exercise hereof or the Option Termination Date (as defined below), hold a number of shares of Common Stock sufficient for the full exercise hereof and each other option or other right to acquire shares of Common Stock granted by the Company.

         26. Specified Term; Time of Exercise. This Option shall be become exercisable in whole or in part on the date which is thirty (30) days from the date hereof (the "Option Effective Date"); provided that this Option shall expire and become null and void on the tenth (10th) anniversary of the date hereof (the "Option Termination Date").

         27. Transferability of Option; Transfer of Option Shares. This Option shall not be transferable by the Optionee other than at death, and this Option is exercisable during the Optionee's lifetime only by the Optionee. In the event that this Option is exercised prior to the fourth anniversary of the date hereof, the Option Shares received upon such exercise shall not be transferred by the Optionee prior to the fourth anniversary of the date hereof (unless the Option Shares shall have been registered pursuant to an underwritten public offering under the Securities Act of 1933, as amended). A restrictive legend shall be placed upon any stock certificate issued to Optionee to reflect the foregoing transfer restriction.

         28. Privilege of Stock Ownership. Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares unless and until the Option shall have been exercised pursuant to the terms hereof, the Company shall have transferred the Option Shares to Optionee, and Optionee's name shall have been entered as a stockholder of record on the books of Seal. Thereupon, Optionee shall have full voting and other ownership rights with respect to such shares.

         29. Manner of Exercising Option.

             A. This Option may be exercised only as to whole shares and only by written notice (or by multiple notices, if executed in part) signed by Optionee (or in the case of exercise after Optionee's death or disability, by Optionee's legal representative, executor, administrator, heir or legatee, as the case may be) and mailed or delivered to the President or Secretary of the Company at its principal office, which notice shall: (i) specify the number of Option Shares with respect to which the Option is being exercised; (ii) be accompanied by payment in full in cash or, if Optionee elects a "cashless exercise" procedure, include an acknowledgment by Optionee that the number of Option Shares which may be acquired by Optionee hereunder shall be reduced in such number as shall be equivalent in value to the cash payment otherwise required to be made by Optionee hereunder (the value of each Option Share being equal to the difference between the Exercise Price per Option Share and the fair market value of each Option Share at the time of exercise); and
(iii) if the Option is being exercised by a person or persons other than Optionee, be accompanied by proof satisfactory to the Company and its counsel, that such person or persons have the right to exercise the Option. Prior to the issuance of the Option Shares hereunder, Optionee shall execute and deliver to the Company and Seal such other representations in writing as may be reasonably requested by the Company or Seal, including with regard to Optionee's investment intent, in order for the Company and Seal to comply with the applicable requirements of an exemption from the registration provisions of Federal and state securities laws.

             B. This Option shall be deemed to have been exercised with respect to the Option Shares specified in said notice at the time of receipt by the Company of: (i) the notice specified in Section 5(A) hereof; (ii) any representations reasonably required by the Company pursuant to Section 5(A) hereof; and (iii) the payments required in Section 5(A) hereof.

         30. Securities Law Considerations.

             A. Optionee understands that neither this Option or the Option Shares have been registered under applicable Federal or State securities laws and that the Option Shares may not be resold unless they are subsequently registered under the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities law or unless an exemption from such registration is available. No Option granted hereunder shall be exercisable, in whole or in part, and the Company shall not be obligated to sell any Option Shares if such exercise and sale would, in the opinion of counsel for the Company or Seal, violate the applicable requirements of Federal or state securities laws. Each Option shall be subject to the further requirement that, if at any time the Company shall determine in its discretion that the listing or qualification of the Option Shares under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the issuance of the Option Shares, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company or Seal.

         B. Unless the Option Shares issuable upon exercise of the Option are covered by a then current registration statement of the Company under the Securities Act, the certificates representing the Option Shares issued or to be issued hereunder shall be stamped or otherwise imprinted with legends substantially in the following form:

                  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND HAVE BEEN ACQUIRED FOR AN INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL ACCEPTABLE TO COUNSEL FOR SEAL HOLDINGS CORP. THAT REGISTRATION IS NOT REQUIRED UNDER SUCH LAWS.

             C. If Seal shall at any time during the term of the Option register under applicable Federal or State securities laws any Common Stock held by shareholders who are holders of Common Stock on the date hereof, the Company shall use commercially reasonable efforts to cause the Option Shares to be included in such offering.

         31. Amendments. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, except by a writing signed by the party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

         32. Assignments. This Agreement may not be assigned by the Optionee.

         33. Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Agreement.

         34. Binding Effect. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

         35. Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Florida without regard to principles of conflicts of laws.

         36. Entire Agreement. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and among such parties.



            [The remainder of this page is intentionally left blank.]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


                            BROWARD TRADING, CORP.


                            By: /s/ Cecilio M. Rodriquez
                                -------------------------------



                            GARY MATZNER


                                /s/ Gary Matzner
                                ---------------------------------

                                FORM OF EXERCISE
                                -----------------
                (to be executed by the registered holder hereof)



         The undersigned hereby exercises the right to purchase ___________ shares of Common Stock of Seal Holdings Corp., evidenced by the within Stock Option Agreement and [herewith makes payment of the purchase price in full][acknowledges that by virtue of Optionee's election of a "cashless exercise" procedure, the number of Option Shares which may be acquired by Optionee hereunder shall be reduced in such number as shall be equivalent in value to the cash payment otherwise required to be made by Optionee hereunder (the value of each Option Share being equal to the difference between the Exercise Price per Option Share and the fair market value of each Option Share at the time of exercise)].

          The undersigned represents to the Company that the undersigned is purchasing the Common Stock for investment and not with a view to, or for sale in, any distribution thereof.


         Kindly transfer certificates for shares of such Common Stock to the undersigned at the following address:



Street


City, State and Zip Code


Dated: ___________________


                                         ------------------------------
                                         Gary Matzner

                                    EXHIBIT D

                          AGREEMENT AND PLAN OF MERGER

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER, dated as of September 30, 1999 (this "Agreement"), by and among Oakridge Outpatient Center, Inc., a Florida corporation ("Parent"), OH Acquisition Corp., a Florida corporation (the "Disappearing Corporation"), OH, Inc., a Florida corporation ("OHI"), and Seal Holdings Corporation, a Delaware corporation and the sole shareholder of OHI ("Seal").


                              W I T N E S S E T H:

         WHEREAS, the Board of Directors of Parent, Seal and OHI have determined that the merger of the Disappearing Corporation with and into OHI (the "Merger") is consistent with and in furtherance of the long-term business strategy of each of Parent, Seal, and OHI and is fair to, and in the best interests of Parent, Seal, OHI and their respective stockholders.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:


                                 ARTICLE XXXVII

                                   THE MERGER

             SECTION 37.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) and in accordance with the Florida Business Corporation Act, as amended (the "FBCA"), the Disappearing Corporation shall be merged with and into OHI and the separate existence of the Disappearing Corporation shall thereupon cease. OHI shall be the surviving company in the Merger and is hereinafter sometimes referred to as the "Surviving Company."

             SECTION 37.2 Effective Time of the Merger. The Merger shall become effective at such time (the "Effective Time") as shall be stated in (i) the Articles of Merger, in the form attached as Exhibit 1.2, to be filed with the Secretary of State of the State of Florida in accordance with Section 607.224 of the FBCA (the "Merger Filing"). The Merger Filing shall be made simultaneously with or as soon as practicable after the Closing (as defined in Section 3.3).

                                 ARTICLE XXXVIII

                              THE SURVIVING COMPANY

             SECTION 38.1 Articles of Incorporation. The Articles of Incorporation of OHI in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Company.

             SECTION 38.2 Bylaws. The Bylaws of OHI in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Company.

             SECTION 38.3 Directors. The directors of the Disappearing Corporation immediately prior to the Effective Time shall be the directors of the Surviving

Company, and such directors shall serve in accordance with the Bylaws of the Surviving Company until their successors are duly elected or appointed and qualified.

             SECTION 38.4 Officers. The officers of the Surviving Company shall be as designated in Schedule 2.4 hereto, and such officers shall serve in accordance with the Bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified.


                                  ARTICLE XXXIX

                              CONVERSION OF SHARES

             SECTION 39.1 Conversion of OHI Common Stock and the Disappearing Corporation Common Stock in the Merger.

                  (a) At the Effective Time, by virtue of the Merger and without any action on the part of the sole holder of shares of common stock, par value $.001 per share, of OHI ("OHI Common Stock"), the shares of OHI Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and shall thereafter represent, in the aggregate, Seal's right to receive, as the sole holder of OHI Common Stock, (i) One Dollar and No Cents ($1.00) and
(ii) seventy-nine percent (79%) of the "Adjusted Proceeds" (as hereinafter defined) as and when actually received by the Parent, the Surviving Company or any of their respective subsidiaries after the Effective Time in settlement of, or awarded as damages (including, without limitation, any compensatory, consequential, incidental or punitive damages) arising from or relating to, any claim, proceeding, action or litigation hereafter asserted by or on behalf of the Surviving Company or any of its subsidiaries against any person or entity relating in whole or in part to any claims of unfair competition or trade practices, anti-competitive conduct, interference or other tortious conduct (together with any claims incidental thereto) which OHI or any of its subsidiaries may have suffered or experienced prior to the Effective Time (a "Claim" and together with the One Dollar, the "Merger Consideration"). The parties acknowledge and agree that (i) the Merger Consideration constitutes adequate, fair and valuable consideration and (ii) Seal has obtained an opinion of an investment banker to the effect that the transactions contemplated by this Agreement are fair to the stockholders of Seal from a financial point of view. Seal acknowledges that on or about the Effective Time the Surviving Company intends to enter into a Loan Agreement ("Loan Agreement") with Broward Holdings Corp., a Delaware corporation ("BHC"), whereby in exchange for certain consideration from BHC to the Surviving Company, BHC will have the right to control and direct all aspects of any Claim and to receive certain of any proceeds from such a Claim. The term "Adjusted Proceeds" shall mean the gross amounts received by the Surviving Company, its subsidiaries, or any of their respective successors or assigns in settlement and/or awarded and received as damages less (A) all costs and expenses (including attorneys fees and disbursements) incurred directly or indirectly by, or on behalf of, BHC, the Surviving Company (or any of their respective Affiliates) in connection with any such Claim (the "Litigation Expenses"), (B) the amount of any damage or award required to be paid by, or on behalf of, BHC, the Surviving Company, or any of their respective Affiliates, to any third person or entity named as a defendant (or who is an Affiliate of such defendant) in any Claim arising out of matters reasonably related to such Claim, (C) the aggregate amount of all loans, capital contributions or other funds advanced, loaned or similarly expended by any Affiliate of Seal or BHC from April 2, 1999 through the Effective Time to OHI or its subsidiaries, and/or, after the Effective Time, to the Surviving Company, Parent or any of their respective subsidiaries (including without limitation amounts funded by BHC pursuant to the Loan Agreement and all amounts paid on account of any letter of credit or similar credit support outstanding on the Effective Time relating to the obligations of OHI, the Surviving Company, Parent or any of their respective subsidiaries,
(D) the aggregate amount of accrued rent payable by OHI or any of its subsidiaries for the period from March 1998 through the Effective Time to any Affiliates of OHI or such subsidiaries, and (E) five (5) percent of the first Twenty Million ($20,000,000) Dollars of litigation and/or Settlement Proceeds in excess of the Litigation Expenses. For purposes of this Section 3.1, "Affiliate" shall mean a person or entity, directly or indirectly, controlling, controlled by, or under common control with, another person or entity. Nothing in this
Section 3.1 shall (i) obligate BHC, the Surviving Company or any successor or assign to assert any Claim, bring any proceeding, action or litigation with respect to a Claim, or obtain or maximize any recovery on a Claim, nor (ii) grant any rights to Seal with regard to the terms of settlement or litigation strategy with respect to any Claim which may be asserted, all of which shall be in the sole and absolute discretion of BHC, the Surviving Company or any of their respective successors or assigns.

                  (b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent or the Disappearing Corporation, each issued and outstanding share of common stock, $.01 par value, of the Disappearing Corporation ("Disappearing Corporation Common Stock") shall thereafter represent one share of Common Stock of the Surviving Company.

            SECTION 39.2 Certificates.

                  (a) From and after the Effective Time, all OHI Common Stock outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the holder of a certificate representing shares of OHI Common Stock shall cease to have any rights with respect thereto, except the right to receive upon surrender thereof to Parent, the Merger Consideration.

                  (b) From and after the Effective Time, all Disappearing Corporation Common Stock outstanding immediately prior to the Effective Time shall be automatically converted on a share-for-share basis into newly issued shares of the Common Stock of the Surviving Company. The holder of a certificate representing shares of Disappearing Corporation Common Stock shall have the right to surrender any stock certificate issued by the Disappearing Corporation for a new stock certificate to be issued by the Surviving Company.

                  (c) At the Closing (as hereinafter defined), Seal shall deliver to Parent all certificates of OHI Common Stock, duly endorsed in blank, held by Seal that immediately prior to the Effective Time represented all of the issued and outstanding shares of OHI Common Stock, and Parent shall deliver to Seal the Merger Consideration. The Parties acknowledge and agree that the Parent's and Surviving Company's obligations regarding payment of 79% of any Adjusted Proceeds from any Claim in accordance with Section 3.1(a) hereof shall survive the Merger.

             SECTION 39.3 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Proskauer Rose LLP, One Boca Place, 2255 Glades Road, Suite 340 West, Boca Raton, Florida 33431, or at such other place as Parent, OHI and Seal shall mutually agree, at 10:00 a.m., on September 30, 1999 (the "Closing Date"), or such other date as Parent, OHI and Seal may mutually agree. Promptly following the Closing, Seal shall turn over control of the books and records of OHI; provided, however, that Seal shall have the right to make copies after Closing of such books and records upon reasonable notice.

                                   ARTICLE XL

                         REPRESENTATIONS AND WARRANTIES
                   OF PARENT AND THE DISAPPEARING CORPORATION

         Each of Parent and the Disappearing Corporation, jointly and severally, represent and warrant to OHI and Seal as of the date hereof as follows:

             SECTION 40.1 Corporate Organization, Etc. Each of Parent and the Disappearing Corporation are corporations duly organized, validly existing and in good standing under the laws of the state of their respective incorporation and have the requisite power and authority to carry on their respective business as it is now being conducted and to own, operate and lease their respective properties and assets. Each of Parent and the Disappearing Corporation are duly qualified and licensed to do business and are in good standing in every jurisdiction in which the conduct of their respective business, the ownership or lease of their respective properties require them to be so qualified or licensed, except where the failure to be so qualified or licensed would not have a material adverse effect on their respective business, operations, properties, assets, condition (financial or otherwise) or results of operations. True, accurate and complete copies of each of Parent's and the Disappearing Corporation's respective Articles of Incorporation and Bylaws, in each case as in effect on the date hereof, including all amendments thereto, have been delivered to Seal and OHI.

             SECTION 40.2 Authorization, Etc. Each of Parent and the Disappearing Corporation have full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of each of Parent and the Disappearing Corporation and no other proceedings on the part of Parent or the Disappearing Corporation are necessary to authorize this Agreement. This Agreement constitutes a legal, valid and binding obligation of each of Parent and the Disappearing Corporation, enforceable against Parent and the Disappearing Corporation in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.


                                   ARTICLE XLI

                 REPRESENTATIONS AND WARRANTIES OF OHI AND SEAL

         Each of OHI and Seal, jointly and severally, represent and warrant to Parent and the Disappearing Corporation as of the date hereof as follows:

             SECTION 41.1 Authorization, Etc. Seal and OHI each have full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of each of Seal and OHI and no other proceedings on the part of Seal or OHI are necessary to authorize this Agreement. This Agreement constitutes a legal, valid and binding obligation of Seal and OHI, enforceable against Seal and OHI in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

             SECTION 41.2 Corporate Organization, Etc.

                  (a) OHI is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. OHI is duly qualified and licensed to do business and is in good standing in every jurisdiction in which the conduct of its business, the ownership or lease of its properties require it to be so qualified or licensed, except where the failure to be so qualified or licensed would not have a material adverse effect on its business, operations, properties, assets, condition (financial or otherwise) or results of operations. True, accurate and complete copies of Articles of Incorporation and Bylaws, in each case as in effect on the date hereof, including all amendments thereto, have been delivered to Parent and the Disappearing Corporation.

                  (b) Each direct and indirect subsidiary of OHI is duly incorporated or organized, validly existing and in good standing under the laws of the state of its organization and has the requisite power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. Each subsidiary is duly qualified and licensed to do business and is in good standing in every jurisdiction in which the conduct of its business, the ownership or lease of its properties require it to be so qualified or licensed, except where the failure to be so qualified or licensed would not have a material adverse effect on its business, operations, properties, assets, condition (financial or otherwise) or results of operations. All of the outstanding shares of capital stock of each subsidiary, or membership interests, in the case of subsidiary limited liability companies, of OHI are duly authorized and validly issued, fully paid, non-assessable and are owned, directly or indirectly, by OHI free and clear of any liens, claims or encumbrances.

             SECTION 41.3 Capitalization. The authorized capital stock of OHI consists of 50,000,000 shares of OHI Common Stock, of which 1,000 shares are issued and outstanding as of the date hereof and 10,000,000 shares of preferred stock, no shares of which are issued and outstanding as of the date hereof. All of the issued and outstanding shares of OHI Common Stock are duly authorized and validly issued and are fully paid, non-assessable and are owned of record and beneficially by Seal.

             SECTION 41.4 Title to Shares. Seal has good and marketable title to and is the lawful owner, of record and beneficially, of all of the issued and outstanding capital stock of OHI. The OHI Common Stock is not subject to any lien, claim, encumbrance or restriction of any type, kind or nature in favor of any third party.


                                  ARTICLE XLII

                            AGREEMENTS OF THE PARTIES

             SECTION 42.1 Consultants. For a period of six (6) months from the Effective Time, Seal agrees to make available to the Surviving Company, at Seal's expense, the services of Cecilio Rodriguez and Jonathon Klein (or such other persons who may then provide similar functions to Seal) for consultation from time to time upon reasonable notice. Such consultation may be either in person, via telephone or other means. Unless otherwise agreed by Seal, such consultation shall be limited to matters involving the historical operations and books and records of OHI and its subsidiaries.

             SECTION 6.2 Other Agreements with BHC. The parties acknowledge that Parent and the Surviving Company are entering into a Loan Agreement with BHC and certain other agreements with BHC and its Affiliates (collectively, the "Other Agreements"). Parent and the Surviving Company acknowledge that Seal is not a party to such Other Agreements and that Seal shall have no liability for any breach of any of such Other Agreements.


                                  ARTICLE XLIII

                               GENERAL PROVISIONS

             SECTION 43.1 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

             SECTION 43.2 Governing Law. This agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the state of Florida.

             SECTION 43.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Each of the parties agrees to accept and be bound by facsimile signatures hereto.

             SECTION 43.4 Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

             SECTION 43.5 Schedules and Exhibits. All Schedules and Exhibits referred to in this Agreement shall be attached hereto and are incorporated herein by reference.

             SECTION 43.6 Amendment of Agreement. No amendments or variations of the terms or conditions of this Agreement shall be valid unless made in writing signed by all parties hereto.

             SECTION 43.7 Severability. If any term, provision, condition or covenant of this Agreement or the application thereof to any party or circumstances shall be held to be invalid or unenforceable to any extent in any jurisdiction, then the remainder of this Agreement and the application of such term, provision, condition or covenant in any other jurisdiction or to persons or circumstances other than those as to whom or which it is held to be invalid or unenforceable, shall not be affected thereby, and each term, provision, condition and covenant of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

             SECTION 43.8 Entire Agreement. This Agreement and any other agreements between the parties dated the date hereof supersede any and all other agreements, either oral or in writing, between the parties hereto with respect to the subject matter and contain all the covenants and agreements between the parties with respect to the subject matter of this Agreement in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not included herein, and that no other agreement, statement or promise not contained in this Agreement or referred to herein shall be valid or binding. This Agreement constitutes the entire Agreement between the parties with respect to the subject matter hereof and shall bind and inure to the benefit of the parties and their respective successors, assigns, heirs and personal representatives, subject to the restriction on assignment contained herein.

             SECTION 43.9 Assignment. The parties hereto may not assign any of their rights or obligations hereunder without obtaining the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld.

             SECTION 43.10 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed, first class certified mail with postage paid or by overnight receipted courier service:

                                            If to Parent or the Disappearing
                                            Corporation, to:

                                            1000 NE 56th Street
                                            Ft. Lauderdale, FL  33334

or to such other person or address as Parent or the Disappearing Corporation shall furnish by notice to Seal or OHI in writing.

                                            If to Seal or OHI, to:

                                            5601 North Dixie Highway
                                            Suite 420
                                            Ft. Lauderdale, FL  33334

or to such other person or address as Seal or OHI shall furnish by notice to Parent and the Disappearing Corporation in writing.

             SECTION 43.11 Expenses. Each party hereto shall bear its own expenses, including, without limitation, legal fees and expenses, with respect to this Agreement.

             SECTION 43.12 Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Agreement.


                                    * * * * *

         IN WITNESS WHEREOF, Parent, the Disappearing Corporation, OHI and Seal have caused this Agreement to be signed on their behalf as of the date first written above.


                        OAKRIDGE OUTPATIENT CENTER, INC.


                                   By: /s/ Rudy J. Noriega
                                       --------------------------------
                                   Name:  Rudy J. Noriega
                                   Title: Chief Executive Officer


                                   OH ACQUISITION CORP.


                                   By: /s/ Rudy J. Noriega
                                       --------------------------------
                                   Name:  Rudy J. Noriega
                                   Title: Chief Executive Officer


                                   SEAL HOLDINGS CORPORATION


                                   By: /s/ Cecilio M. Rodriquez
                                       ---------------------------------
                                   Name:  Cecilio M. Rodriquez
                                   Title: Vice President


                                   OH, INC.


                                   By: /s/ Cecilio M. Rodriquez
                                       --------------------------------
                                   Name:  Cecilio M. Rodriquez
                                   Title: Vice President

     The undersigned hereby join in this Agreement for the purpose of acknowledging and agreeing to the terms of Sections 3.1(a), 3.2(a), 3.2(c) and
7.12 with regard to any Claims which may relate in whole or in part to the undersigned subsidiaries of OHI and/or the Surviving Company.


                                    OAKRIDGE AMBULATORY SURGERY, LLC


                                    By: /s/ Rudy J. Noriega
                                        ---------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President

                                    OAKRIDGE CARDIAC CATHETERIZATION, LLC


                                    By: /s/ Rudy J. Noriega
                                        ----------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President

                                    OAKRIDGE MEDICAL GROUP, LLC


                                    By: /s/ Rudy J. Noriega
                                        -----------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President

                                    OAKRIDGE REHABILITATION, LLC


                                    By: /s/ Rudy J. Noriega
                                        -----------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President

                                    OAKRIDGE CLINICAL LABORATORY, LLC


                                    By: /s/ Rudy J. Noriega
                                        ------------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President


                                    OAKRIDGE IMAGING, LLC


                                    By: /s/ Rudy J. Noriega
                                        ------------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President

                                    COMPREHENSIVE OUTPATIENT CENTERS OF
                                    FLORIDA, INC.


                                    By: /s/ Rudy J. Noriega
                                        -------------------------------------
                                    Name:  Rudy J. Noriega
                                    Title: President